Exhibit 99.3

[Redacted Version]

Execution Version

SECOND AMENDMENT TO NOTE PURCHASE AGREEMENT

This Second Amendment to Note Purchase Agreement (this “Amendment”), dated as of September 7, 2018, is among BELLATRIX EXPLORATION LTD., an Alberta corporation (the “Issuer”), U.S. BANK NATIONAL ASSOCIATION, as Agent (in such capacity, the “Agent”), and the financial institutions party hereto as Holders.

R E C I T A L S:

A.       The Issuer, the Holders and the Agent are parties to a Note Purchase Agreement dated as of July 25, 2018 (the “Existing Note Purchase Agreement,” as amended, restated, modified or supplemented from time to time, including by that certain First Amendment to Note Purchase Agreement dated as of August 24, 2018 and this Amendment, the “Note Purchase Agreement”).

B.       The Issuer has requested, and the Agent and the Holders have agreed, subject to the terms hereof, to certain amendments or modifications to the terms of the Note Purchase Agreement as more fully set forth herein.

NOW, THEREFORE, the parties hereto hereby agree as follows:

Section 1.                 Defined Terms. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Note Purchase Agreement.

Section 2.                 Amendments to Existing Note Purchase Agreement. On the Second Amendment Effective Date, the Note Purchase Agreement shall be amended as follows:

(a)                Section 1.1 The definition of “Outside Date” is hereby amended and restated in its entirety to read as follows:

“Outside Date” means September 12, 2018.”

(b)               Section 2.3(a)(v). The text of Section 2.3(a)(v) is hereby amended and restated in its entirety to read as follows:

“in the case of the Notes to be issued on the Funding Date, be received by the Agent no later than 7:30 p.m., New York, New York time, two (2) Business Days prior to the date on which the Notes are to be purchased or exchanged and, in all other cases, be received by the Agent no later than 10:00 a.m., New York, New York time, five (5) Business Days prior to the date on which the Notes are to be purchased or exchanged.”

(c)                Section 3.2. The text of Section 3.2 is hereby amended and restated in its entirety to read as follows:

“Interest on each Note shall be due and payable on each Interest Payment Date and on each Settlement Date in connection with any repayment of principal to the Holders of record in the Register on such Interest Payment Date or on such Settlement Date; provided that, if Interest on any Note is required to be paid on any Settlement Date pursuant to a voluntary or mandatory prepayment hereunder, and such Settlement Date is not a Quarterly Date, then the amount of Interest due and payable on the next succeeding Interest Payment Date will be reduced by the amount of interest accrued to such Settlement Date and required to be paid on such Settlement Date pursuant to Article 6 hereunder; provided, further, that Interest at the Default Rate shall be payable upon demand from the Majority Holders. All interest payable hereunder shall be computed on the basis of a year of 365 days, unless such computation would exceed the Highest Lawful Rate, in which case interest shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Notwithstanding anything to the contrary contained herein or in any other Note Document, it is agreed and understood that the New Money Notes issued on the Funding Date shall begin accruing interest on September 7, 2018 as if the Notes were issued as of such date.”

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Section 3.                 Effectiveness. Upon the satisfaction of the following conditions precedent, this Amendment shall become effective (the date of satisfaction of such conditions precedent, the “Second Amendment Effective Date”):

(a)                the Agent shall have received counterparts to this Amendment duly executed by a duly authorized officer of the Issuer, the Agent and each Holder;

(b)               the Agent and Majority Holders shall have received a certified copy of the resolutions of the board of directors or equivalent of the Issuer and each Material Subsidiary authorizing the execution, delivery and performance of this Amendment and authority, incumbency and title certificates for the Issuer, or the Material Subsidiary, as the case may be, to which are attached true copies of all relevant constating documents and by-laws (or a certification that, as of the Second Amendment Effective Date, there has been no change, amendment or modification to the authority, incumbency and title certificates or constating documents and by-laws delivered under Section 11.1(ii) of the Note Purchase Agreement) and a government issued certificate of status (or equivalent) for its jurisdiction of formation; and

(c)                no Default or Event of Default shall have occurred and be continuing and each of the representations and warranties set forth in Article 9 of the Note Purchase Agreement (excluding the representations and warranties set forth in Sections 9.1(b)(ii) and 9.1(z) of the Note Purchase Agreement which shall only be made on the Funding Date and thereafter to the extent relating to performance of any obligations or the grant of security on and after the Funding Date) shall be true and correct in all material respects (provided that any such representations and warranties modified by materiality, Material Adverse Effect or any similar qualifier, shall be true and correct in all respects), in each case, as of the date of the Second Amendment Effective Date, which the undersigned officer of the Issuer shall be deemed to have certified to the Agent and the Holders pursuant to Section 4 below upon the Issuer’s execution and delivery of this Amendment.

Section 4.                 Representations and Warranties. Before and after the Second Amendment Effective Date, the Issuer hereby confirms that (a) the representations and warranties of Issuer and each other Note Party contained in this Agreement, the Note Purchase Agreement and the other Note Documents (excluding the representations and warranties set forth in Sections 9.1(b)(ii) and 9.1(z) of the Note Purchase Agreement which shall only be made on the Funding Date and thereafter to the extent relating to performance of any obligations or the grant of security on and after the Funding Date) are true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, in which case they shall be true and correct in all respects), except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except to the extent such representations and warranties are qualified by materiality, in which case they shall be true and correct in all respects) as of such earlier date, and (b) no Default or Event of Default shall have occurred and be continuing. The execution, delivery, and performance by the Issuer of this Amendment and compliance with the terms and provisions hereof have been duly authorized by all requisite action on the part of Issuer and do not violate any contractual or other obligation by which Issuer is bound that could reasonably be expected to result in a Material Adverse Effect.

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Section 5.                 Effect of Amendment; Ratification of Note Documents. Except as expressly set forth in this Amendment, the terms, provisions, conditions and covenants of the Note Purchase Agreement and the other Note Documents remain in full force and effect and are hereby ratified and confirmed, and the execution, delivery and performance of this Amendment shall not in any manner operate as a waiver of, consent to or amendment of any other term, provision, condition or covenant of the Note Purchase Agreement or any other Note Document. Without limiting the generality of the foregoing, nothing in this Amendment shall be deemed (i) to constitute a waiver of compliance or consent to noncompliance by any of the Note Parties to, or an amendment of, any other term, provision, condition or covenant of the Note Purchase Agreement or other Note Documents, other than as specifically set forth herein; or (ii) to prejudice any right or remedy that the Agent or the Holders may now have or may have in the future under or in connection with the Note Purchase Agreement or any other Note Document. Upon the effectiveness of this Amendment, each reference in the Note Purchase Agreement to “this Agreement”, “hereunder”, or words of like import shall mean and be a reference to the Note Purchase Agreement, as amended hereby. This Amendment shall constitute a Note Document for all purposes. Issuer acknowledges that on the date hereof all outstanding Obligations are payable in accordance with their terms, and Issuer waives any defense, offset, counterclaim or recoupment with respect thereto.

Section 6.                 Incorporation of Certain Provisions by Reference. The provisions of Section 1.3 of the Note Purchase Agreement captioned “Governing Law; Jurisdiction; Consent to Service of Process” are incorporated herein by reference for all purposes.

Section 7.                 Execution in Counterparts. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument. For purposes of this Amendment, a counterpart hereof (or signature page thereto) signed and transmitted by any Person party hereto to the Agent (or its counsel) by facsimile machine, telecopier or electronic mail is to be treated as an original. The signature of such Person thereon, for purposes hereof, is to be considered as an original signature, and the counterpart (or signature page thereto) so transmitted is to be considered to have the same binding effect as an original signature on an original document.

Section 8.                 Holders’ Authorization to Agent. By their execution hereof, each of the Holders hereby authorizes and directs the Agent to execute and deliver this Amendment. Each Holder, by delivering its signature page to this Agreement, shall be deemed to have acknowledged receipt of, and consented to and approved, each document required to be approved by the Agent and the Holders as a condition to the effectiveness of this Amendment.

Section 9.                 Entirety. This Amendment and all of the other Note Documents embody the entire agreement between the parties. THIS AMENDMENT AND ALL OF THE OTHER NOTE DOCUMENTS REPRESENT THE FINAL AGREEMENT AMONG THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN ORAL AGREEMENTS AMONG THE PARTIES.

[Remainder of page intentionally left blank. Signature Pages follow.]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective proper and duly authorized officers as of the day and year first above written.

ISSUER:

BELLATRIX EXPLORATION LTD.

By:	[Signed]
Name:
Title:

SECOND AMENDMENT – Signature Page

AGENT:

U.S. BANK NATIONAL ASSOCIATION, as Agent

By:	[Signed]
Name:
Title:

SECOND AMENDMENT – Signature Page

HOLDERS:

[Redacted], as a Holder
By: [Redacted], its investment adviser

By:	[Signed]
Name:
Title:

By:	[Signed]
Name:
Title:

SECOND AMENDMENT – Signature Page

[Redacted], as a Holder

By:	[Signed]
Name:
Title:

[Redacted], as a Holder

By:	[Signed]
Name:
Title:

[Redacted], as a Holder

By:	[Signed]
Name:
Title:

SECOND AMENDMENT – Signature Page